Citigroup Inc. One Court Square, 45th Floor Long Island City, New York 11120

October 4, 2016

Mr. Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citibank Credit Card Issuance Trust
Citibank Credit Card Master Trust I
Citibank, N.A.
Amendment No. 1 to Registration Statement on Form SF-3
Filed August 10, 2016
File Nos. 333-208054, 333-208054-01 and 333-208054-02

Dear Mr. Sandel:

In connection with the review of the above-referenced Amendment No. 1 to Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to submit Pre-Effective Amendment No. 2 to the Registration Statement on behalf of Citibank, N.A. (“Citibank” or the “Registrant”), as depositor of Citibank Credit Card Master Trust I (the “master trust”) and Citibank Credit Card Issuance Trust (the “issuance trust”). We have reviewed your letter dated August 24, 2016 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement filed on August 10, 2016. The Registrant’s responses to the Staff’s comments are set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to “we,” “us,” “our” and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

Mr. Arthur C. Sandel, Esq.

October 4, 2016

Form of Prospectus

General

Comment 1. Please note that our comments below should be applied throughout the prospectus and all appropriate transaction documents, as applicable. Please confirm to us in your response that you will comply with this instruction.

Response 1. We supplementally confirm that the Staff’s comments below have been applied throughout the form of prospectus and all appropriate transaction documents, as applicable.

Comment 2. We note your disclosure throughout the prospectus that you contemplate the issuance of additional classes, subclasses, and series of notes. Unless such descriptions are necessary to disclose the impact of a series or additional class or subclass of notes on the notes being offered pursuant to this prospectus, please revise your disclosure to delete descriptions of series, classes, and subclasses of notes that are not reasonably contemplated to be offered under this prospectus. If descriptions of such series or notes are necessary to disclose the impact of such series or notes on the notes being offered pursuant to this prospectus, please revise your disclosure throughout to clarify:

•	such series or notes will not be offered pursuant to this prospectus;

•	such disclosure is provided because such series or notes have been issued in the past and continue to be outstanding or that you may offer such series or notes in the future by means other than this prospectus; and

•	the specific impact that such series or notes may have on the notes being offered pursuant to this prospectus.

Additionally, please confirm that if such other series or notes have different structural features or credit enhancement not contemplated in this form of prospectus, you will either file a post-effective amendment or file a new registration statement. Refer to Item 1113(e) of Regulation AB and Rule 430D(d)(2) under the Securities Act.

Response 2. As the Staff observes, the issuance trust will issue notes in series and we expect that most series will consist of multiple classes and that most classes will consist of multiple subclasses. While the notes to be offered by the prospectus are of a particular multiple issuance series – the Citiseries, the issuance trust may issue other single or multiple series, classes or subclasses of certificates not offered pursuant to the form of prospectus.

Mr. Arthur C. Sandel, Esq.

October 4, 2016

In response to the Staff’s comment, we call to the Staff’s attention the discussions under “Information Presented in this Prospectus” on the inside front cover of the form of prospectus, which was included in our initial and amended filing in anticipation of the Staff’s views (as expressed in other public comment letters) and which prominently discloses (i) the ability of the issuance trust to issue additional series, classes and subclasses of notes and the ability of the master trust to issue additional series of certificates, and (ii) that the prospectus describes the specific terms of the notes being offered pursuant to the prospectus and the collateral certificate and also provides general information about other series, classes and subclasses of notes and other series of certificates that have been and may be issued from time to time. As requested, these discussions also indicate that no series, class or subclass of notes, other than the Citiseries Class 201[•]-[•][•] notes, and no series of master trust investor certificates, are being offered pursuant to the form of prospectus. Finally, we include a cross-reference to the relevant risk factor for a discussion of the potential impact that the issuance of additional notes or certificates could have on the Class 201[•]-[•][•] notes.

Notwithstanding the disclosure described above, we have reviewed the form of prospectus and made additional revisions in response to comment 2 to make it clearer when information contained in the prospectus relates to the offered notes.

As requested, we also supplementally confirm that if such other series or notes have different structural features or credit enhancement not contemplated in the form of prospectus, we will either file a post-effective amendment or file a new registration statement to describe such features or forms of enhancement.

Comment 3. We note your response to prior comment 7 that you have made revisions throughout the prospectus to describe the actual notes being offered under the prospectus and reissue in part. It appears that certain sections throughout your prospectus include general descriptions of characteristics without indication that the disclosure will be tailored to the specific notes being offered by the prospectus. By way of example, we note your disclosure on page 23 under the heading titled “Prospectus Summary – Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes” that these amounts will be determined differently depending on whether the notes are U.S. Dollar notes or foreign currency notes. We also note your disclosure on page 87 under the heading titled “Sources of Funds to Pay the Notes – Derivative Agreements” that some notes may have the benefit of interest rate or currency swaps, caps or collars with various counterparties and your disclosure on page 101 under the heading titled “Deposit and Application of Funds – Payments Received from Derivative Counterparties for Principal” that it is unlikely that any class or subclass of U.S. currency notes will have a derivative agreement for principal. These examples, as well as other disclosure throughout your form of prospectus, do not appear to describe the actual notes being offered by the prospectus. If this disclosure is necessary to disclose the impact of the

Mr. Arthur C. Sandel, Esq.

October 4, 2016

other classes or series of notes already outstanding or to be issued in the future, please revise your disclosure to describe such impact. If not necessary for such purposes, please revise your disclosure throughout the prospectus as necessary to only describe the actual notes being offered by the prospectus.

Response 3. In response to the Staff’s comment, we have reviewed the form of prospectus and made additional revisions in response to comment 3 to make it clearer when information contained in the form of prospectus relates to the offered notes. However, as noted in our response to comment 2 above, the form of prospectus also provides general information about other series, classes and subclasses of notes and other series of investor certificates that have been and may be issued from time to time. We believe investors benefit from a holistic view of the current and potential future operations of the master trust and the issuance trust as additional notes and investor certificates would generally share an interest in the same pool of receivables as existing notes and investor certificates. Further, as noted in Risk Factors, additional notes and master trust investor certificates may be issued without notice to existing noteholders, and without their consent, and may have different terms from outstanding notes and investor certificates, and could adversely affect the timing and amount of payments on currently outstanding notes or investor certificates. Therefore, investors should benefit from a general description of the operations of the master trust and the issuance trust in addition to a description of the specific terms of the notes offered pursuant to the form of prospectus.

Prospectus Cover

Comment 4. We note your response to prior comment 19 and reissue in part. Please also revise the reference to “page S-[•]” on the cover of your form of prospectus, which suggests a page reference to a prospectus supplement. Please also confirm that all other references to base prospectuses and prospectus supplements have been removed from your form of prospectus and transaction documents, as necessary. For example, we note that the Form of Second Amended and Restated Indenture filed as Exhibit 4.1 to your registration statement still includes references to a base prospectus. Refer to General Instruction IV of Form SF-3.

Response 4. We have revised the cover of the form of prospectus to remove the reference to “page S-[•]” and replace it with a corrected cross-reference. We also supplementally confirm that all other references to base prospectuses and prospectus supplements have been removed from our form of prospectus and transaction documents, as necessary.

Mr. Arthur C. Sandel, Esq.

October 4, 2016

Summary of Terms

The Citiseries, page 14

Comment 5. We note your reference on page 15 to the issuance trust’s monthly reports on Form 10-D for additional information about outstanding subclasses of notes of the Citiseries. Please revise here and throughout your prospectus as necessary to identify all outstanding series or classes of securities that are backed by the same asset pool or otherwise have claims on the pool assets and to provide the disclosure required by Item 1103(a)(4) of Regulation AB.

Response 5. Our previously-filed form of prospectus identifies each outstanding series or class of securities that is backed by the same asset pool or otherwise has claims on the pool assets. We also prominently disclose that other series, classes and subclasses of securities may be issued in the future without the consent of, or prior notice to, any security holders. See the third to the last sentence of each of the first and second paragraph under “Information Presented in this Prospectus” on the inside front cover of the form of prospectus, the last sentence of the second paragraph under “The Class 201[•]-[•][•] Notes—Summary of Terms,” the penultimate sentence of the last paragraph under “The Class 201[•]-[•][•] Notes—Summary of Terms—Securities Offered,” the second sentence of the first paragraph under “Risk Factors—Issuance of Additional Notes or Master Trust Investor Certificates May Affect the Timing and Amount of Payments to You,” and the last paragraph under “The Notes” in the form of prospectus. We believe, therefore, that our previously-filed form of prospectus contains the disclosure contemplated by Item 1103(a)(4) of Regulation AB.

Nevertheless, in response to the Staff’s comment, we have revised the form of prospectus to include new Annex VI and various cross-references thereto, including under the sub-caption referenced in the Staff’s comment, which Annex identifies each outstanding subclass of notes issued by the issuance trust. We have also included new Annex VII and comparable cross-references thereto, including under the sub-caption “The Class 201[•]-[•][•] Notes—Summary of Terms—Other Master Trust Series,” which Annex identifies each outstanding series of certificates issued by the master trust.

Prospectus Summary

Interest Payments, page 21

Comment 6. We note your response to prior comment 3 and reissue in part. We are unable to locate the revisions in this section to clarify that interest payment dates may range from monthly to annual. It also remains unclear whether all classes of notes may be either fixed or floating rate, or if only Class A Notes may be fixed rate notes. For example,

Mr. Arthur C. Sandel, Esq.

October 4, 2016

we note that the penultimate paragraph on page 22 includes bracketed language indicating that monthly payments may be made on certain notes, but this paragraph appears to relate only to the floating rate notes discussed in the preceding paragraphs. Additionally, the last paragraph on page 22 appears to indicate that only the Class A Notes may be fixed rate notes and that interest payments on these notes may be made at intervals other than monthly. Please revise or advise.

Response 6. We have revised the form of prospectus to clarify that interest payment dates may range from monthly to annual for any class of notes and that any class of notes may be either fixed or floating rate.

Risk Factors

The objective of the asset representations review process is…., page 45

Comment 7. We note your statements on page 46 that “no assurance can be given that the asset representations review process will achieve the intended result of identifying non-compliance with representations and warranties concerning the receivables” and that “there can be no assurance that the asset representations review will provide Citibank or the master trust trustee with an effective tool to identify a breach of any contractual provision.” The registrant and the asset representations reviewer must determine that the scope of the asset representations review is sufficient to demonstrate compliance with the representations and warranties. Please confirm that the tests will be sufficient for the asset representations reviewer to determine if a loan has failed to comply with a representation or warranty.

Response 7. General Instruction I.B.1.(b) to Form SF-3 provides, in part, that the asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties on the pool assets. We acknowledge and agree that it is the responsibility of the registrant, working with the asset representations reviewer, to develop a review process the objective of which is to identify non-compliance with those representations and warranties.

While the objective of the asset representations review is to identify instances where the underlying assets fail to comply with those representations and warranties, the final rules do not require (nor, given the variety of scope, subject matter and other differences in representations made, would it be appropriate to require) that the registrant guarantee or provide any other form of assurance as to the results of any such review. We believe the Commission recognized this in its commentary on the final rules when it indicated “[t]he magnitude of [the review’s] benefits will depend on whether the reviewers are able to correctly evaluate the contractual terms to identify non-compliance with the representations and warranties about the pool assets.” The risk

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October 4, 2016

factor under review confirms the objective of the asset representations review while noting that no assurances can be given as to specific results, but without creating any inadvertent implication that this objective is somehow qualified.

Comment 8. We also note your statement that neither investors nor the master trust trustee will be able to contest any finding or determination by the asset representations reviewer. Please revise as necessary to clarify, or confirm supplementally, that this does not limit an investor’s ability to make a repurchase demand and utilize the dispute resolution shelf provision. Refer to Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”).

Response 8. We supplementally confirm that the statement that neither investors nor the master trust trustee will be able to contest any finding or determination by the asset representations reviewer is limited to the circumstances described and does not limit an investor’s ability to make a repurchase demand or utilize the dispute resolution shelf provision.

The Issuance Trust

[Name of Asset Representations Reviewer], page 60

Comment 9. We note your placeholder for information regarding the asset representations reviewer required pursuant to Items 1109(b)(1), 1109(b)(2) and 1119(a)(7) of Regulation AB. Please revise your prospectus to include disclosure regarding these items. Please also file a form of asset representations review agreement with your next amendment.

Response 9. We have revised the form of prospectus to identify the asset representations reviewer and to include disclosure responsive to the Items of Regulation AB identified in comment 9. See “The Master Trust—The Asset Representations Reviewer” and “New Requirements for SEC Shelf Registration—Asset Representations Review” and “—Asset Representations Reviewer.” We have also filed a form of asset representations review agreement with Pre-Effective Amendment No. 2 to the Registration Statement.

Mr. Arthur C. Sandel, Esq.

October 4, 2016

Sources of Funds to Pay the Notes

Derivative Agreement, page 87

Comment 10. We note your response to prior comment 4 that you made revisions to the prospectus cover page to clarify that the only form of derivative agreement that may be entered into in connection with an offering pursuant to the registration statement would be an interest rate swap and reissue in part. Please revise the remainder of your prospectus where necessary to clarify that interest rate swaps are the only form of derivative agreement that may be entered into in connection with an offering pursuant to the registration statement. We note, for example, your disclosure here that some notes may have the benefit of “interest rate or currency swaps, caps or collars” and your disclosure on page 101 under the section titled “Deposit and Application of Funds – Payments Received from Derivative Counterparties for Principal” regarding derivative agreements for principal.

Response 10. We have revised the form of prospectus where necessary to clarify that interest rate swaps, caps or collars are the only forms of derivative agreement that may be entered into in connection with an offering pursuant to the Registration Statement. Our disclosure that some notes may have the benefit of currency swaps is intended to inform the reader that other notes issued by the issuance trust (i.e., notes not offered pursuant to the Registration Statement) may have the benefits of such currency derivatives.

Notices and Reports

Reports, page 125

Comment 11. We note your response to prior comment 13. We are unable, however, to locate the revised disclosure in this section indicating that the monthly reports will contain information about material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire new pool assets, as contemplated by Item 1121(a)(14) of Regulation AB. Please revise to include this disclosure or advise.

Response 11. We have revised the disclosure under this caption to indicate that monthly reports will contain information about material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire new pool assets, as contemplated by Item 1121(a)(14) of Regulation AB.

Mr. Arthur C. Sandel, Esq.

October 4, 2016

The Master Trust

Master Trust Assets, page 132

Comment 12. We note your statement on page 136 that you “cannot assure that all of the credit card accounts designated to the master trust will continue to meet the eligibility requirements…throughout the life of the master trust.” Please tell us how this statement is consistent with your obligations under Securities Act Rule 193 to conduct a review of the pool assets designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the form of prospectus is accurate in all material respects, as well as the shelf eligibility requirement that the chief executive officer of the depositor file a certification at the time of each takedown certifying in part to the accuracy of the disclosure in the prospectus. See Item 601(b)(36) of Regulation S-K.

Response 12. As disclosed in the form of prospectus, pursuant to the terms of the transaction agreements, each credit card account designated to the master trust must meet specified eligibility criteria as of a specified date. The date as of which the account must meet any particular eligibility criterion depends on the nature of the criterion in question but, in general, would be as of the date the account was designated for addition to the master trust. There is no requirement that accounts designated to the master trust continue to meet those eligibility requirements as of any subsequent date and the statement that is the focus of comment 12 merely advises the reader that there is no assurance that accounts so designated will continue to meet the eligibility requirements as of any date after the date they are required to be met.

As required, our review pursuant to Securities Act Rule 193 is designed and effected to provide reasonable assurance that the disclosure regarding the pool assets – in this case, the disclosure that each account designated to the master trust met specified eligibility criteria as of a specified date – is accurate in all material respects. Similarly, the certification of the chief executive officer of the depositor will certify as to the accuracy of this disclosure in the prospectus.

Comment 13. We note your disclosure regarding representations and warranties made by the seller to the master trust and for the benefit of the certificateholders. Please revise to clarify how and to what extent these representations and warranties extend to noteholders.

Response 13. As described under the heading “Master Trust—Master Trust Assets,” if a seller breaches certain representations or warranties related to the accounts or receivables and the breach has a material adverse effect on the investor certificateholders’ interest, then the receivables in the affected account will be reassigned to the seller if the breach remains uncured after a specified cure period. As requested, we have revised the disclosure in the form of

Mr. Arthur C. Sandel, Esq.

October 4, 2016

prospectus under the heading “Master Trust—Master Trust Assets” to clarify when the master trust trustee, and the investor certificateholders by directing the master trust trustee to act, have the right to effect a reassignment of receivables in response to such a breach.

New Requirements for SEC Shelf Registration

Dispute Resolution, page 156

Comment 14. We note your response to prior comment 17 and reissue. We are unable to locate any revisions to the discussions under this heading to include cross references to the sections in the form of prospectus that discuss how an investor may make a request or demand for repurchase of receivables. We also remain unable to locate disclosure in your prospectus or in the Pooling and Servicing Agreement filed as Exhibit 4.2 describing how investors may make such a repurchase request or demand. Please revise.

Response 14. We have revised the disclosure in the form of prospectus under the heading “Demands for Repurchases of Receivables” describing how repurchase requests or demand are delivered.

Regarding the provisions for repurchase requests or demand in the pooling and servicing agreement, we direct your attention to Section 2.05 and Section 2.06 of the pooling and servicing agreement, that provides for the reassignment of receivables under certain circumstances after the discovery of a breach of specified representations and warranties by the seller or receipt by the seller of notice of a breach of specified representations and warranties given by the master trust trustee or requisite amount of holders of investor certificates, as the case may be. Then, Section 11.14 of the pooling and servicing agreement describes when investor certificate holders may direct the exercise or powers conferred on the master trust trustee, which would include the master trust trustee’s notice power under Section 2.05 and 2.06 of the pooling and servicing agreement. Finally, Section 13.05 of the pooling and servicing agreement describes in what form, by what method and where any notices are to be delivered. See also our response to comment 15 below discussing the requisite percentage of certificateholders needed to initiate a repurchase request.

Comment 15. We note your statement that “certificateholders holding the requisite percentage of certificates specified in the pooling and servicing agreement” may make a repurchase request; however, the Pooling and Servicing Agreement does not appear to specify a percentage of certificateholders with respect to repurchase requests. Please revise the prospectus or the Pooling and Servicing Agreement, as appropriate, to clarify, or advise.

Mr. Arthur C. Sandel, Esq.

October 4, 2016

Response 15. We have revised the disclosure in the form of prospectus under the heading “New Requirements for SEC Shelf Registration—Dispute Resolution” to clarify that a notice identifying a breach of a representation and warranty delivered pursuant to the terms of the pooling and servicing agreement may come from either the master trust trustee or not less than 50% of the aggregate unpaid principal amount of all outstanding investor certificates. We have also revised that disclosure to refer readers to the enhanced disclosure that has been added under the heading “The Master Trust — Master Trust Assets” and “Demands for Repurchases of Receivables.” We do not believe that any changes need to be made to the Pooling and Servicing Agreement. As discussed in Response 14, the requirements for giving notice of a repurchase obligation are currently specified in the pooling and servicing agreement.

Review of Disclosure Regarding Master Trust Assets, page 175

Comment 16. We note your response to prior comment 20 that Citibank has discontinued the use of a third party to assist in certain aspects of pool assets and that you made revisions to this section to remove references to the engagement of a third party. However, we note that there are still references to Citibank engaging a third party to assist in its review of assets on page 176. If Citibank has discontinued the use of third parties to assist in its review of pool assets, please revise your disclosure as necessary.

Response 16. As stated in our response to prior comment 20, Citibank has discontinued the use of a third party to assist in certain aspects of the review of pool assets. In particular, certain reviews that resulted in the production of one or more reports that may have been considered a “due diligence report” (within the meaning of Rule 15Ga-2 under the Securities Exchange Act of 1934). Therefore, as previously stated, we revised the relevant disclosure in the form of prospectus under the heading “Review of Disclosure Regarding Master Trust Assets” to remove the reference to the engagement of a third party to assist in those certain aspects of the review of pool assets. However, as currently disclosed in the form of prospectus under the heading “Review of Disclosure Regarding Master Trust Assets” Citibank continues to engage third parties to assist with the review of certain other legal, regulatory and statistical information that do not result in the production of one or more reports considered a “due diligence report” (within the meaning of Rule 15Ga-2 under the Securities Exchange Act of 1934).

Exhibits

Exhibit 4.1 – Form of Second Amended and Restated Indenture for the Notes

Comment 17. We note your revisions in response to prior comment 22. Please make conforming revisions to Exhibit C (Form of Issuer’s Report) to the Form of Second Amended and Restated Indenture to present delinquency information accordance with

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October 4, 2016

Item 1100(b) of Regulation AB through no less than 120 days. Refer to Item 1121(a)(9) of Regulation AB.

Response 17. As requested, we have made conforming revisions to Exhibit C to the Form of Second Amended and Restated Indenture.

Exhibit 4.2 – Form of Third Amended and Restated Pooling and Servicing Agreement for Citibank Credit Card Trust I

Comment 18. We note your prospectus revisions in response to prior comment 18 to clarify that each investor in the notes will be deemed to be a “certificateholder” for purposes of the dispute resolution provision. Please make conforming revisions in your Pooling and Servicing Agreement and other transaction documents, as necessary.

Response 18. We do not believe that any conforming changes need to be made to the Pooling and Servicing Agreement, as requested. The operative provisions referred to in the disclosure at issue are found in the Pooling and Servicing Agreement as that document is supplemented by the Series 2000 Supplement to the Pooling and Servicing Agreement. The Series 2000 Supplement has been incorporated by reference to Exhibit 4.3 of the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2011 and the Form of Amendment No. 1 to Series 2000 Supplement has been filed as Exhibit 4.4 to the issuer’s registration statement. The Series 2000 Supplement is the document that supplements the Pooling and Servicing Agreement in connection with the issuance of, and provides the terms applicable to, the collateral certificate that acts as the collateral for the notes. It is this Series 2000 Supplement that explicitly provides, in Section 8.06 thereof, that holders of notes will be treated like holders of investor certificates. See Section 8.06 of the Series 2000 Supplement and Section 8.06 of the Form of Amendment No. 1 to Series 2000 Supplement. We have, however, in an effort to enhance the clarity of the disclosure, revised the language in the prospectus to refer specifically to the Series 2000 Supplement that supplements the Pooling and Servicing Agreement (rather than referring to the Pooling and Servicing Agreement generally) to be more specific about where investors can find the operative provision that allows holders of notes to be treated as holders of investor certificates.

Comment 19. We note that Article XIV refers to “Holders of Investor Certificates” in describing the delinquency trigger and investor action to direct an asset representations review. We also note that “Holder” is defined on page 5 as an “Investor Certificateholder or Person in whose name any one of the Sellers’ Certificate is registered” and that “Investor Certificates” are defined on page 13 as any of the certificates “other than the Sellers’ Certificate.” We further note that “Investor Certificateholder” in defined on page 13 as the “Person in whose name a Registered Certificate or Global Certificate is registered in the Certificate Register.” The provisions in Article XIV, taken together with

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October 4, 2016

the definitions that apply to the document, appear to be inconsistent with the statement on page 152 of your prospectus that, for purposes of the asset representations review voting trigger, each noteholder will be deemed to be an investor certificateholder. Please revise the Pooling and Servicing Agreement and all other transaction documents, as necessary, to clarify that the beneficial owners of the notes will have the rights to act with respect to the shelf eligibility provisions.

Response 19. As discussed in Response 18, we do not believe that any conforming changes need to be made to the Pooling and Servicing Agreement or any other transaction documents. The provisions in Section 8.06 of the Series 2000 Supplement has, since 2000, and will continue, as amended by the Form of Amendment No. 1 to the Series 2000 Supplement, after its execution, to expressly provide for the treatment of noteholders and note owners that has been and will continue to be disclosed in the prospectus.

Exhibit 5.1 – Opinion with respect to legality

Comment 20. We note counsel’s legal opinion is limited to the laws of the State of New York and to the federal laws of the United States. Please have counsel revise his legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware, as counsel must also consider the law of the jurisdiction under which each registrant is organized (including Citibank Credit Card Issuance Trust, a Delaware statutory trust, in the case of the issuance of the notes) in order to provide the binding obligation opinion with respect to the notes. Refer to sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal Bulletin No. 19 (“Legality and Tax Opinions in Registered Offerings”).

Response 20. We have revised counsel’s Exhibit 5.1 opinion with respect to legality as requested in comment 20.

*            *              *            *            *

Mr. Arthur C. Sandel, Esq.

October 4, 2016

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments. If you have any questions or require any further information with respect to these responses or the registration statement, please call the undersigned at (718) 248-4092.

Sincerely,

/s/ Christopher R. Becker

Christopher R. Becker, Esq. Assistant General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc.

Enclosure

cc:	Kayla Roberts, Esq.
Securities and Exchange Commission